Catalyst Funds
630 Fitzwatertown Rd.

Building A, 2nd Floor

Willow Grove, PA 19090

January 29, 2009

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Withdrawal of a Registration Withdrawal Request for Catalyst Funds previously made on Form RW

1933 Act File No. 333-132541

CIK No. 0001355064

Accession No. 0001162044-09-000031

Dear Sir or Madam:

Catalyst Funds (the "Registrant") has determined that the registration withdrawal request filed on its behalf on Form RW on January 27, 2009 (accession number 0001162044-09-000031) was made in error.  The Form RW was inadvertently filed under the 1933 Act file number for the registrant, not the 1933 Act number associated with the N-14 filing to which the Form RW was intended to apply.  Additionally, the Registrant also notes that no securities have been sold pursuant to the prior erroneous N-14 Registration Statement.  Therefore, it is in the best interests of the Registrant and the public that the Form RW filing be withdrawn.  Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, the Registrant hereby requests that the Form RW registration withdrawal request be withdrawn.

It is our understanding that this application for withdrawal of the registration withdrawal request will be deemed granted as of the date that it is filed with the Commission unless Catalyst Funds receives notice from the Commission that this application will not be granted.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6725.

Very truly yours,

/s/ David Ganley

David Ganley

Treasurer, Catalyst Funds

Cc: Bric Barrientos, Securities and Exchange Commission